

June 10, 2011

Via E-Mail
Mr. Eric L. Kash
Chief Executive Officer and Chief Financial Officer
PSI Corporation
7222 Commerce Center Dr., Suite 210
Colorado Springs, Colorado 80919

   Re: PSI Corporation
      Preliminary Information Statement on Schedule 14C
      Filed May 16, 2011
      File No. 000-20317

Dear Mr. Kash:

   We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that your board and stockholders owning 50.155% of your shares have adopted, ratified, and approved resolutions to effect the actions set forth in the information statement. However, your beneficial ownership table on page 5 reflects that your directors and stockholders owning more than 5% of your shares own 27.94% of your outstanding shares. Please tell us the method by which the written consent of the consenting stockholders was obtained and identify the shareholders or group of shareholders whose consent you solicited. Please see Rule 14a-2(b)(2) of Regulation 14A.

Proposal 2, page 6

Increase the Number of Authorized Shares of Common Stock, page 6

2. We note your statement that the purpose of increasing your shares of authorized common stock is "to afford [you] flexibility in making acquisitions through the use of stock . . . ." Please clarify whether you have any plans to enter into a merger or similar transaction. If not, please provide an affirmative statement that you have no plans or intentions to enter into a merger, acquisition or similar transaction. If you are increasing your authorized shares in connection with a merger or similar transaction, please revise to include the information required by Items 11, 13, and 14 in the information statement. Please see Item 1 to Schedule 14C and Note A Schedule 14A.

3. Please expand your disclosure to conform to the guidelines set forth in SEC Release No. 34-15230 (October 13, 1978), Disclosure in Proxy or Information Statements; Anti-Takeover or Similar Proposals. Please briefly discuss the effects on stockholders of the proposed increase in the number of authorized shares of common stock, from an anti-takeover perspective. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. In addition, please inform holders that management may use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Richard G. Satin
        Ruskin Moscou Faltischek, P.C.